News Release
November 9, 2015

Erin Energy Announces Third-Quarter 2015 Results

Provides Operational Update on its West and East Africa Operations

HOUSTON, November 9, 2015 - Erin Energy Corporation (Erin Energy or the Company) (NYSE MKT:ERN) (JSE:ERN) announced today financial and operational results for the quarter ended September 30, 2015. The Company has filed its Form 10-Q for the third quarter 2015 with the Securities and Exchange Commission.
Highlights:

•	First revenues from Oyo redevelopment campaign on crude sales volumes of 571,000 barrels;

•	Gross production of approximately 1.1 million barrels of oil;

•	Completed 3-D seismic acquisition on The Gambia A2 and A5 blocks;

•	In-place volumes of approximately 500 MMbbls and 282 BCF of gas offshore Ghana;

•	Moved into next phase of exploration of onshore Kenya blocks L1B and L16;

•	Extended exploration period on offshore Kenya blocks L27 and L28.
“During the quarter, we produced approximately 1.1 million barrels of oil and sold 571,000 barrels, generating revenues of more than $28 million.” said Kase Lawal, Chairman and Chief Executive Officer. “Growth is at the center of the Erin Energy story and we are positioning ourselves now to create value, to capitalize on lower costs in the current market, and to accelerate our activity so that we are in the right place for when the market begins to reward growth again.”
Operations Summary
During the quarter, Erin Energy’s sales volumes of crude totaled 571,000 barrels of oil, net to the Company. Average daily production was approximately 10,200 barrels of oil per day (BOPD), net to the Company (~11,600 BOPD gross).
In The Gambia, the Company completed an acquisition of 1,613 square kilometer 3-D seismic data over its offshore A2 and A5 blocks, which is currently being processed and is a key step in high-grading the asset.
Based on the Company’s interpretation of the 2-D seismic acquired on its onshore Kenya blocks, Erin Energy moved to the next exploration phase and entered the First Additional Exploration Period (FAEP) of both onshore blocks, L1B and L16. Additionally, Erin Energy was granted an 18-month extension of the Initial Exploration Period for its offshore Kenya blocks L27 and L28 in order to seek a farm-in partner and to acquire 3-D seismic data.
In Ghana, the Company completed its economic and commercial evaluation of the three previously discovered oil fields on the Expanded Shallow Water Tano block. Subsequent to third quarter end, Erin Energy announced the total discovered in-place volumes have been assessed at approximately 500 million barrels of oil and 282 BCF of gas. The Company is working with its joint venture partners and relevant government entities on further optimization studies to enhance the development and exploration opportunities.

Financial Summary
For the quarter, Erin Energy reported revenues of $28.7 million, up 50% from the third quarter 2014. In the third quarter 2015, the Company lifted and sold approximately 571,000 net barrels of oil at an average price of $50.2 per barrel. For the same period in 2014, the Company sold approximately 189,000 net barrels of oil at an average price of $100.9 per barrel.
Erin Energy reported a net loss of $58.7 million, or $0.28 per basic and diluted share. Production expense for the third quarter of 2015 was $28.0 million compared with 34.3 million during the same period 2014.
Conference Call and Webcast
The Company will host a conference call on Tuesday, November 10, 2015 at 10 a.m. CT (11 a.m. ET) to discuss third quarter results and current operations. The dial-in number is 1 877-270-2148 in the United States or +1 412-902-6510 internationally. A live audio webcast of the call can be accessed on the Investors page of Erin Energy’s website at erinenergy.eventsandpresentations.com. A replay of the webcast will be available on Erin Energy’s website for approximately one year following the event.
Erin Energy Corporation is an independent oil and gas exploration and production company focused on energy resources in sub-Saharan Africa. Its asset portfolio consists of 9 licenses across 4 countries covering an area of 40,000 square kilometres (10 million acres), including current production and other exploration projects offshore Nigeria, as well as exploration licenses offshore Ghana, Kenya and The Gambia, and onshore Kenya. Erin Energy is headquartered in Houston, Texas, and is listed on the New York and Johannesburg Stock Exchanges under the ticker symbol ERN. More information about Erin Energy can be found at www.erinenergy.com.
Oil-in-Place Estimates
This press release refers to volumes of discovered oil- and gas-in-place. The Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only “reserves,” as that term is defined under SEC rules. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place is subject to application of recovery efficiency factors and economic analysis before any such volumes can be categorized as reserves. There is no certainty that any such volumes will ultimately be categorized as reserves or that it will be commercially viable to produce any portion of the petroleum initially-in-place.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect.
The Company’s actual results could differ materially from those anticipated or implied in these forward-looking statements due to a variety of factors, including the Company’s ability to successfully finance, drill, produce and/or develop the wells and prospects identified in this release, and risks and other risk factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. You should not place undue reliance on forward-looking statements, which speak only as of their respective dates. The Company undertakes no duty to update these forward-looking statements.

Source:  Erin Energy Corporation
Contact:
Lionel McBee, +1 713 797 2960
Director, Investor Relations and Corporate Communications
lionel.mcbee@erinenergy.com

ERIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues:
Crude oil sales, net of royalties	$28,667	$19,010	$28,667	$53,844

Operating costs and expenses:
Production costs	28,019	34,261	43,731	72,617
Workover expenses	354	—	972	—
Exploratory expenses	5,266	1,148	13,283	3,851
Depreciation, depletion and amortization	43,815	21,720	44,934	32,676
Loss on settlement of asset retirement obligations	779	—	4,233	—
General and administrative expenses	3,857	3,427	12,789	12,200
Total operating costs and expenses	82,090	60,556	119,942	121,344

Operating loss	(53,423)	(41,546)	(91,275)	(67,500)

Other income (expense):
Currency transaction gain	176	394	2,167	426
Interest expense	(5,650)	(771)	(12,485)	(1,637)
Other, net	—	(300)	—	(300)
Total other income (expense)	(5,474)	(677)	(10,318)	(1,511)

Loss before income taxes	(58,897)	(42,223)	(101,593)	(69,011)
Income tax expense	—	—	—	—
Net loss before non-controlling interest	(58,897)	(42,223)	(101,593)	(69,011)

Net loss attributable to non-controlling interest	215	—	690	—

Net loss attributable to Erin Energy Corporation	$(58,682)	$(42,223)	$(100,903)	$(69,011)

Net loss per common share:
Basic	$(0.28)	$(0.20)	$(0.48)	$(0.40)
Diluted	$(0.28)	$(0.20)	$(0.48)	$(0.40)
Weighted average common shares outstanding:
Basic	211,517	210,274	211,036	174,247
Diluted	211,517	210,274	211,036	174,247

ERIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except for share and per share amounts)

	September 30, 2015	December 31, 2014
ASSETS
Current Assets:
Cash and cash equivalents	$4,201	$25,143
Restricted cash	9,277	1,496
Accounts receivable - partners	145	496
Accounts receivable - related party	624	624
Accounts receivable - other	50	54
Crude oil inventory	36,694	1,089
Prepaids and other current assets	1,815	2,929
Total current assets	52,806	31,831

Property, plant and equipment:
Oil and gas properties (successful efforts method of accounting), net	659,330	595,269
Other property, plant and equipment, net	1,169	1,060
Total property, plant and equipment, net	660,499	596,329

Other non-current assets:
Restricted cash	—	8,909
Debt issuance costs	1,044	1,307
Other non-current assets	67	67
Other assets, net	1,111	10,283

Total assets	$714,416	$638,443

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$188,918	$108,047
Accounts payable and accrued liabilities - related party	26,154	9,391
Accounts payable - partners	35	—
Asset retirement obligations	—	12,703
Current portion of long-term debt	24,609	6,200
Short-term note payable - related party	2,000	—
Short-term borrowings	11,303	—
Total current liabilities	253,019	136,341

Long-term notes payable - related party	119,352	61,185
Term loan facility	73,827	93,000
Asset retirement obligations	24,360	13,830
Other long-term liabilities	—	82

Total liabilities	470,558	304,438

Commitments and contingencies

Equity:
Preferred stock $0.001 par value - 50,000,000 shares authorized; none issued and outstanding at September 30, 2015 and December 31, 2014	—	—
Common stock $0.001 par value - 416,666,667 shares authorized; 211,562,664 and 210,307,502 shares outstanding as of September 30, 2015 and December 31, 2014	212	210
Additional paid-in capital	788,986	778,095
Accumulated deficit	(545,857)	(444,954)
Total equity - Erin Energy Corporation	243,341	333,351
Non-controlling interests	517	654
Total equity	243,858	334,005
Total liabilities and equity	$714,416	$638,443

ERIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities
Net loss, including non-controlling interest	$(101,593)	$(69,011)

Adjustments to reconcile net loss to cash used in operating activities:
Depreciation, depletion and amortization	43,536	31,327
Accretion of asset retirement obligations	1,398	1,349
Amortization of debt discount and debt issuance costs	1,920	—
Loss on settlement of asset retirement obligations	4,233	—
Foreign currency transaction gain	(2,167)	—
Share-based compensation	4,398	2,216
Related party liability offset	—	(32,880)
Payments to settle asset retirement obligations	(17,220)	—
Other	—	21
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	390	(10)
Decrease (increase) in inventories	(9,493)	13,715
Decrease (increase) in prepaids and other current assets	324	(7,103)
Increase in accounts payable and accrued liabilities	58,126	27,277
Net cash used in operating activities	(16,148)	(33,099)

Cash flows from investing activities
Capital expenditures	(83,156)	(59,481)
Allied transaction	—	(170,000)
Net cash used in investing activities	(83,156)	(229,481)

Cash flows from financing activities
Proceeds from the issuance of common stock	—	270,000
Proceeds from exercise of stock options and warrants	1,855	415
Proceeds from term loan facility	—	50,000
Proceeds from notes payable - related party, net	63,815	10,649
Proceeds from short-term borrowings, net	11,303	—
Debt issuance costs	—	(1,943)
Allied transaction adjustments	—	(12,440)
Funding from non-controlling interest	553	—
Net cash provided by financing activities	77,526	316,681

Effect of exchange rate changes on cash and cash equivalents	836	—

Net increase (decrease) in cash and cash equivalents	(20,942)	54,101
Cash and cash equivalents at beginning of period	25,143	163
Cash and cash equivalents at end of period	$4,201	$54,264

Supplemental cash flow information
Cash paid for:
Interest, net	$7,886	$8
Non-cash investing and financing activities:
Issuance of common shares for settlement of liabilities	$125	$—
Discount on notes payable pursuant to issuance of warrants	$4,911	$—
Related party liability offset	$—	$32,880
Reduction in accounts payable from settlement of Northern Offshore contingency	$24,307	$—